United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of January, 2011

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Executive Officer
Date: January 21, 2011

IR Contact Information: ir@gruma.com (52) 81 8399-3349
Monterrey, N.L., Mexico, January 21, 2011	www.gruma.com

GRUMA INFORMS ITS INTENTION TO SELL THE MAJORITY OF

ITS SHARE OWNERSHIP IN GRUPO FINANCIERO BANORTE

Monterrey, N.L., Mexico, January 21, 2011 - GRUMA, S.A.B. de C.V. (GRUMA) (BMV: GRUMAB) (NYSE: GMK), hereby announces that today, together with the issuer Grupo Financiero Banorte, S.A.B. de C.V., in which GRUMA has a participation of 8.8%, it has published a preliminary offering circular in the websites of the Comision Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission or ''CNBV'') and of the Bolsa Mexicana de Valores, S.A.B. de C.V. (the Mexican Stock Exchange or ''BMV'') stating its intention to make a secondary public offering in Mexico and a private offering in the United States of America and in other foreign markets, in the form of a simultaneous global offering of up to 156,035,555 ordinary shares, O Series, Class II of the variable portion of GFNORTE's capital stock.

The information contained in the referred preliminary offering circular is available in the websites of the BMV and CNBV, in the following addresses:

www.bmv.com.mx
www.cnbv.gob.mx

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 102 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 20,000 employees and 94 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.